Exhibit 10.1

EXECUTION COPY

STIPULATION AND ORDER

This STIPULATION (the “Agreement”) is made and entered into as of July 28, 2010 by and among the following parties:

(a)                                  The Official Committee of Unsecured Creditors of Station Casinos, Inc. (the “Committee”); and

(b)                                 Station Casinos, Inc. (“SCI” or “Opco”) and FCP Propco, LLC (collectively, the “Debtor Parties”).

RECITALS

WHEREAS, on December 28, 2010, the Committee filed its Motion of the Official Committee of Unsecured Creditors of Station Casinos, Inc., et. al., Pursuant to 11 U.S.C. §§ 105(a), 503(b), 1103(c), and 1109(b), for Entry of an Order Granting Leave, Standing, and Authority to Prosecute and, if Appropriate, Settle Causes of Action on Behalf of the Debtors Estates [Docket No. 738] (collectively, with the Standing Supplement (as defined below), the “Standing Motion”);

WHEREAS, on July 14, 2010 the Bankruptcy Court approved [Docket No. 1778], the Second Amended and Restated Master Lease Compromise Agreement (2d Revised), which provides, inter alia, for pre-confirmation transition assistance in aid of, and to facilitate, the transactions contemplated in the Plan (as defined below) (the “Second Amended MLCA”);

WHEREAS, on June 8, 2010, the Committee filed a notice of appeal of the Bid Procedures Order (as defined in the Plan) [Docket No. 1583] (the “Bidding Procedures Appeal”);

WHEREAS, on June 15, 2010, the Debtors(1) filed their Joint Chapter 11 Plan of Reorganization for Station Casinos, Inc. and its Affiliated Debtors (Dated June 15, 2010) [Docket No. 1629-1], as amended on July 13, 2010 [Docket No. 1771-1], (the “Plan”) and their Disclosure Statement to Accompany Joint Chapter 11 Plan of Reorganization for Station Casinos, Inc. and its Affiliated Debtors (Dated June 15, 2010) [Docket No. 1630-1], as amended on July 14, 2010 [Docket No. 1774-1], (the “Disclosure Statement”), and on July 8, 2010 the Committee filed its objection to the Debtors’ motion to approve the Disclosure Statement [Docket No. 1730] (collectively, the “Disclosure Statement Objection”);

WHEREAS, on July 15, 2010, the Committee filed a notice of appeal of the Second Amended MLCA [Docket No. 1784] (the “Second Amended MLCA Appeal”);

WHEREAS, the summary of terms annexed hereto as Attachment 1 sets forth the material terms of the settlement of various issues among the parties thereto, including the distribution of certain interests in the entities formed as part of the transactions contemplated in

(1)                                  Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Term Sheet.

the Plan to the Opco Unsecured Creditors (as such summary of terms may be amended from time to time in accordance with the terms of this Agreement and including all exhibits, the “Term Sheet”); and

WHEREAS, in furtherance of confirmation of the Plan (as amended to incorporate the terms of the Term Sheet, the “Amended Plan”), the Parties hereby agree and stipulate as follows.

AGREEMENT

1.                                      Committee Obligations

The Committee hereby agrees that it will:

(a)                      cease and desist, and seek appropriate stays of, all litigation activity of any kind or description (including, without limitation, with respect to any and all Going Private Transaction Causes of Action (as defined in the Plan) or any other claims relating to, or arising out of, directly or indirectly, the Going Private Transaction (as defined in the Plan)) and related pleadings (including any pending appeals) involving any Debtor Party or any affiliate thereof, FG, the Propco Lenders, Deutsche Bank Trust Company Americas, Deutsche Bank Securities and J.P. Morgan Securities Inc., J.P. Morgan Chase Bank N.A., Frank J. Fertitta III, Lorenzo J. Fertitta or the lenders under the Prepetition Mezzanine Loans (as such term is defined in the Plan) and to refrain from hereafter engaging in any such litigation activity (including appeals) and/or filing any related pleadings in the Chapter 11 Cases or in any other matter relating, directly or indirectly, thereto (whether such matter is before the Bankruptcy Court or otherwise), including, without limitation, the Standing Motion, the Bidding Procedures Appeal, the Disclosure Statement Objection, and any pleadings or appeals related to the Second Amended MLCA (provided that the Committee may take only those actions necessary in order to preserve or perfect the Second Amended MLCA Appeal, including the filing of the designation of the record on appeal and the statement of the issues to be presented) (collectively, the “Litigation Actions”);

(b)                     upon the occurrence of the Effective Date (as defined in the Plan), withdraw each and every Litigation Action with prejudice and file appropriate dismissals for any and all Litigation Action (including, without limitation, with respect to any and all appeal rights the Committee may have been permitted to preserve or perfect pursuant to Section 1(a)); and

(c)                      provide a letter for inclusion in the plan solicitation materials (or statement to be included in the Disclosure Statement) from the Committee recommending that all Opco Unsecured Creditors vote to accept the Amended Plan in form and substance reasonably acceptable to the Debtors, FG and the Propco Lenders.

2.                                      Termination.

(a)                      The Committee may terminate this Agreement by providing two (2) business days advance written notice to the Debtors, the Propco Lenders, FG and the Put Purchasers if the Committee determines that its fiduciary duties require it to act or refrain from acting contrary to its obligations under this Agreement, provided that the failure to obtain class

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acceptance of one or more classes of Opco Unsecured Creditors shall not be a basis to terminate this Agreement on fiduciary duty or any other grounds.

(b)                     The Debtors may terminate this Agreement by providing two (2) business days advance notice to the Committee, the Propco Lenders, FG and the Put Purchasers if the Committee breaches its obligations under this Agreement.

(c)                      Except as provided in Section 3(b) below, this Agreement shall terminate, without notice, if any condition set forth in the Term Sheet is not satisfied in accordance with its terms unless otherwise waived by mutual agreement of the Committee, the Debtors, FG and the Propco Lenders.

3.                                      Effect of Termination and Certain Other Events.

The Parties hereby acknowledge and agree that:

(a)                      in the event this Agreement is terminated, the Debtors shall modify the Amended Plan (as amended to reflect the Term Sheet) to eliminate all consideration being offered to the Opco Unsecured Creditors as specified in the Term Sheet; and

(b)                     this Agreement shall not terminate as a result of the Propco Commitment having been terminated, the failure of the Put Purchasers to satisfy any condition or obligation specified in the Term Sheet relating to the Propco Commitment or the Support Agreement having been terminated, it being understood and agreed that in the event that any of the foregoing events occurs, so long as this Agreement remains in effect and the Debtor Parties have determined not to effect the rights offering (and subject to the satisfaction of the conditions contained in the Term Sheet that do not relate to the Propco Commitment, the Support Agreement or the obligations of the Put Parties), the Amended Plan shall be modified to eliminate the rights offering specified in the Term Sheet but shall continue to provide for distribution of New Propco Holdco Warrants to Opco Unsecured Creditors (on the terms specified in the Term Sheet) and the Committee shall continue to support confirmation of the Amended Plan as so modified, including the settlement of the Going Private Transaction Causes of Action and the releases as currently provided in the Plan.

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IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

The Official Committee of Unsecured Creditors of Station Casinos, Inc.

By:	/s/ Bonnie Steingart

Name:	Bonnie Steingart

Title:	Counsel to Official Committee of Unsecured Creditors

Station Casinos, Inc.

By:	/s/ Richard J. Haskins

Name:	Richard J. Haskins

Title:	Secretary

FCP Propco, LLC

By:	/s/ Frank J. Fertitta III

Name:	Frank J. Fertitta III

Title:	Authorized Signatory

SO ORDERED,
Hon. Gregg W. Zive
United States Bankruptcy Judge

Attachment 1

TERM SHEET

July 28, 2010	STRICTLY CONFIDENTIAL

- FOR DISCUSSION AND SETTLEMENT PURPOSES ONLY -

- PREPARED AT THE REQUEST AND DIRECTION OF COUNSEL -

-SUBJECT TO RULE 408-

New Propco Holdco

Summary of Terms

Set forth below is a summary of certain material terms of the possible investment to be made by the Opco Unsecured Creditors (as such term is defined below) in New Propco Holdco (as such term is defined below).  This summary of terms does not purport to identify all material terms and conditions of any possible investment or restructuring transaction. This summary of terms does not constitute (nor shall it be construed as) an offer with respect to any securities or a solicitation of acceptances or rejections as to any plan of reorganization, it being understood that such offer or solicitation, if any, shall only be made in compliance with applicable provisions of securities and bankruptcy law.

Key Parties	“Debtors”: Station Casinos, Inc. (“Opco”) and its subsidiaries and affiliates identified in footnote 1 below, collectively.(1)

“FG”: Fertitta Gaming LLC.

“FG/Propco Lenders”: FG and the Propco Lenders (as such term is defined below), collectively.

“Propco Lenders”: German American Capital Corporation and JPMorgan Chase Bank, N.A. in their respective capacities as lenders under the Amended and Restated Loan and Security Agreement, dated as of March 19, 2008.

“Put Parties”: Entities affiliated with Fidelity Management & Research Company, Oaktree Capital Management, L.P. and Serengeti Asset Management, L.P. reasonably acceptable to the Debtors, FG and Propco Lenders.(2)

“UCC”: Opco Official Committee of Unsecured Creditors.

New Propco Holdco Warrants

In General: Subject to the conditions and other limitations set forth herein, the issuance to Opco for distribution to the unsecured creditors of Opco (collectively, the “Opco Unsecured Creditors”) through a newly organized corporation or limited liability company taxable as a corporation (“Blockerco”) of warrants (the “New Propco Holdco Warrants”) exercisable

(1)  FCP Holding, Inc., FCP Voteco, LLC, Fertitta Partners LLC, Northern NV Acquisitions, LLC, Reno Land Holdings, LLC, River Central, LLC, Tropicana Station, LLC, GV Ranch Station, Inc., FCP Propco, LLC (“FCP Propco”), FCP MezzCo Parent, LLC, FCP MezzCo Parent Sub, LLC, FCP MezzCo Borrower I, LLC, FCP MezzCo Borrower II, LLC, FCP MezzCo Borrower III, LLC, FCP MezzCo Borrower IV, LLC, FCP MezzCo Borrower V, LLC, FCP MezzCo Borrower VI, LLC and FCP MezzCo Borrower VII, LLC.

(2)    It is understood that representatives of Fidelity Management and Research Company and Serengeti Asset Management, L.P. are on the UCC and therefore may, in their capacities as members of the UCC, have fiduciary duties to the Opco Unsecured Creditors. Nothing in this summary of terms (or the agreements contemplated hereby) shall prohibit or limit the ability of such members of the UCC, in their respective capacities as such, to act on matters before the UCC in accordance with such fiduciary duties; provided, however, that the existence of such fiduciary duties shall not permit such members to act, in their individual capacities, in a manner that is inconsistent with their obligations in this summary of terms (or the agreements contemplated hereby).

by holders indirectly through Blockerco for equity interests in the entity (“New Propco Holdco”) formed to hold the non-voting interests issued by New Propco (as such term is defined in the Plan)(3), other than (i) the holders of Master Lease Rejection Damage Claims (as such term is defined in the Plan) and (ii) the Mortgage Lenders as holders of claims in Class S.7 (4) in connection with the Joint Chapter 11 Plan of Reorganization filed by Opco, FCP Propco, LLC and the other Debtors on June 15, 2010 or a Propco-only plan (alternatively and without differentiation, and as amended from time, the “Plan”). Certain terms and provisions relating to Blockerco and the representations and warranties to be made by the owners of Blockerco and various provisions relating thereto are set forth in Exhibit A hereto. For purposes hereof, references to ownership of New Propco Holdco Warrants and purchase or ownership of New Propco Holdco Equity shall mean purchase or ownership by the Opco Unsecured Creditors through Blockerco. The Debtors shall amend the Plan to provide that Opco Secured Lenders that vote in favor of the Plan will not have the right as Opco Unsecured Creditors to receive New Propco Holdco Warrants or to purchase New Propco Holdco Equity as provided herein.

Amount: Exercisable for 2.5% of the total equity of New Propco Holdco, subject to adjustment as described under “Other Terms.”

Exercise Price: During the first two years after the Effective Date (as such term is defined in the Plan, the “Effective Date”), the product of (A) 2.5 times (B) the per unit value of equity interests in New Propco Holdco issued under the Plan (with the total value of such equity interests under the Plan being the sum of (i) the amount of $200 million plus the amount of any additional equity issued or capital contributions made as of the Effective Date, excluding the contribution of the New Propco Acquired Assets, as defined in the Plan, and (ii) the amount of any reduction in the debt agreed to by the Propco Lenders (with the consent of the Debtors and FG and approval, if required, of the Bankruptcy Court) in exchange for New Propco Holdco

(3)    It is contemplated that the New Propco Holdco Warrants would be issued through the Blockerco structure in connection with the Plan to all of the Opco Unsecured Creditors in a transaction exempt from the securities laws pursuant to Section 1145 of the Bankruptcy Code.  There may be more than one (but not more than five) Blockerco entities (each of which shall be considered “Blockerco” hereunder) established if reasonably requested by the holders of a majority of the shares issued by all of the Blockerco entities.  The holders of a majority of Blockerco shares shall control Blockerco, including the right to design and control tax mitigation techniques at Blockerco (the costs of which shall be borne by the shareholders of Blockerco) that do not adversely affect New Propco Holdco or its equityholders (except for adverse effects that are clearly de minimis).  The New Propco Holdco Equity (as such term is defined below) would be issued only to Accredited Investors in all cases.

(4)  It is understood that certain Opco Unsecured Creditors may request to structure their investments in a manner which complies with applicable Nevada gaming regulations for investments of this type.  The parties intend to use reasonable efforts to accommodate such requests to the extent reasonably practicable.

Equity, the “Plan Value”), with such price thereafter increasing by 15% per year in each of years 3, 4, 5, 6 and 7 following the Effective Date; provided, that the exercise price may be adjusted as may be reasonably necessary in the discretion of the Debtors, FG or the Propco Lenders to satisfy the Tax Condition (as defined below).

Allocation: The allocation by Blockerco of New Propco Holdco Warrants among the classes or categories, as the case may be, of Opco Unsecured Creditors shall be effected on a pro rata basis in proportion to allowed unsecured claims, subject, in each case, to any applicable contractual subordination arrangements except to the extent the parties otherwise agree and such agreement is reflected in the Plan and approved by the Bankruptcy Court.

Treatment in Forced Exercise: In the case that the New Propco Holdco Warrants are subject to any forced exercise provision as part of a capital raise or similar transaction, the sole consequence to the nonexercising holders would be the termination of such warrants.

Other Terms: Additional terms (including those relating to dilution) substantially similar to the terms provided for “Lender Warrants” referred to in Annex 3 to the Opco and FCP Propco Restructuring Term Sheet, dated March 24, 2010 (the “Propco Term Sheet”), except that future equity issuances by New Propco Holdco the proceeds of which are utilized to fund the acquisition of the New Opco Acquired Assets (as such term is defined in the Plan), and issuances of equity pursuant to conversion or exchange rights relating to debt securities the proceeds of which are utilized for such purpose, each shall not have a dilutive effect on the New Propco Holdco Warrants.

New Propco Holdco Investment Right

In General: In connection with the Plan and subject to the conditions and other limitations set forth herein, each Opco Unsecured Creditor that is an “accredited investor” (“Accredited Investor”) as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended, shall be entitled to participate in a rights offering through Blockerco (the “Propco Rights Offering”) pursuant to which it may subscribe for and purchase through Blockerco equity interests issued by New Propco Holdco (the “New Propco Holdco Equity”).

Amount: $35.3 million in New Propco Holdco Equity (unless such amount is increased in accordance with the terms set forth below in this sub-section or under the caption entitled “Effect of Subsequent Equity Offerings”), which amount represents approximately 15% of the equity interests in New Propco

Holdco.(5)

Allocation: The opportunity to purchase New Propco Holdco Equity through Blockerco shall be allocated among the classes or categories, as the case may be, of Opco Unsecured Creditors on a pro rata basis in proportion to allowed unsecured claims (but with a minimum purchase being $250,000), subject, in each case, to any applicable contractual subordination arrangements except to the extent the parties otherwise agree and such agreement is reflected in the Plan and approved by the Bankruptcy Court; provided, that the Put Parties (so long as they hold at least 40% in aggregate principal amount of the unsecured senior notes of Opco) shall have the right to purchase at least one-half of the New Propco Holdco Equity available in the Propco Rights Offering (which equity shall be allocated among the Put Parties as they shall mutually agree).

Put Condition: The Propco Rights Offering shall only be available if the Put Parties have duly executed and delivered by July 29, 2010 (the “Commitment Submission Deadline”) a firm and irrevocable put commitment (the “Propco Commitment”), in form and substance acceptable to the Put Parties, Debtors and FG/Propco Lenders, to purchase through Blockerco $35.3 million of New Propco Holdco Equity which the Opco Unsecured Creditors or Put Parties are contemplated to be entitled to subscribe for hereunder as provided under “New Propco Holdco Investment Right—Amount” (the “Committed Propco Amount”) and which is not so purchased by the Opco Unsecured Creditors or the Put Parties pursuant to the proviso under “New Propco Holdco Investment Right—Allocation.” As used herein, the term “Commitment Percentage” shall mean 15%.

The Propco Commitment shall also cover the amount (the “Upsizing Committed Amount”) up to a maximum of $100 million (i.e., up to a maximum of $64.7 million in addition to the original $35.3 million, the “Cap”) of New Propco Holdco Equity the Put Parties will irrevocably commit to purchase through Blockerco (to the extent not purchased by Opco Unsecured Creditors or by the Put Parties pursuant to the proviso under “New Propco Holdco Investment Right—Allocation”) in the event that any Acquisition or Additional Equity Issuance (in each case as such terms are defined below, with any equity raises to fund any Acquisition or any Additional Equity Issuances being collectively referred to as “Equity Raises”) is consummated. The Upsizing Committed Amount shall be expressed as the Commitment Percentage of any Equity Raises, it being understood that no

(5)  Investment percentages contained throughout this summary of terms are predicated upon, and subject to, $200 million initial valuation, as may be adjusted for additional capital contributions to or new equity raised at New Propco Holdco prior to closing.  For example, assuming no additional equity is raised at closing other than that contemplated under this sub-section, a $35.3 million total investment would result in the acquisition of approximately 15% of the equity interests in New Propco Holdco (before giving effect to potential future exercises of warrants or options or the issuance of any equity interests upon the conversion of any convertible securities).

purchase price in respect of any Acquisition is expected to be definitively determined by the Commitment Submission Deadline.(6)  The irrevocable commitment of the Put Parties in respect of the Upsizing Committed Amount shall survive until June 30, 2011 (the period from the date of the Propco Commitment until June 30, 2011, the “Upsizing Commitment Period”) and shall be deemed to apply to, among other things, any equity raise consummated during the Upsizing Commitment Period.

Remedies for Failure to Purchase: If an Opco Unsecured Creditor fails to close on a purchase of New Propco Holdco Equity it agreed to make pursuant to the Propco Rights Offering through Blockerco, Blockerco shall have no liability with respect to such failure other than the loss of any equity it would have otherwise acquired on behalf of such Opco Unsecured Creditor, it being understood that New Propco Holdco shall have all rights to pursue any such Opco Unsecured Creditor; including any Put Party, for any failure to meet any commitment to make such a purchase or effect a purchase required under a put arrangement, and Blockerco shall cooperate with New Propco Holdco to the extent reasonably requested by New Propco Holdco in connection therewith. The Put Parties would purchase any New Propco Holdco Equity as to which an Opco Unsecured Creditor defaulted in its purchase commitment.

Use of Proceeds: Net proceeds derived by New Propco Holdco from any investment by the Opco Unsecured Creditors in the Propco Rights Offering shall be contributed by New Propco Holdco as equity to New Propco and utilized by New Propco for general corporate purposes, including, without limitation, to reduce debt or for one or more Acquisitions.

Effect of Subsequent Equity Offerings:

Upsizing: In the event that (i) (a) any bid submitted by New Propco Holdco or any of its subsidiaries to purchase (x) the New Opco Acquired Assets or any substantially similar collection of assets held by Opco or its subsidiaries (as the same may be amended from time to time, the “Stalking Horse Bid”) prevails and the transactions contemplated thereby (the “Opco Acquisition”) are contemplated to be consummated during the Upsizing Commitment Period, (y) equity interests in the reorganized successor to, or all or substantially all of the assets of, Green Valley Ranch Gaming, LLC and/or Aliante Gaming, LLC is accepted and any resulting transactions (such transactions, the “JV Acquisitions”) are contemplated to be consummated during the Upsizing Commitment Period or (z) equity interests in, or all or substantially all of the assets of, any other material gaming operating entity located within a 100-mile radius of the city limits of Las Vegas, Nevada is accepted, and the resulting transactions (the “Additional Acquisitions,” and

(6)  Capital contributions will be deemed to include Propco cash/cash collateral or equivalents delivered to New Propco Holdco or one of its subsidiaries at the direction of the Propco Lenders that would otherwise be distributed to the Propco Lenders as part of their recovery under the Plan.

together with the Opco Acquisition and the JV Acquisitions, the “Acquisitions”) are contemplated to be consummated during the Upsizing Commitment Period (it being understood that no transaction shall be deemed to be an “Additional Acquisition” unless the Put Parties agree that the Propco Commitment shall apply to such transaction) and (b) any such Acquisition is to be funded, in whole or in part, through an Equity Raise in which existing equityholders of New Propco Holdco or others participate or (ii) any additional Equity Raises (“Additional Equity Issuances”) are contemplated to be consummated during the Upsizing Commitment Period (including, without limitation, an equity issuance approved by the Debtors, FG and the Propco Lenders the proceeds of which are used to repay not more than $50 million of debt owed to the Propco Lenders (the “Debt Paydown Issuance”), but excluding any equity issuances contemplated by the Propco Term Sheet) by New Propco Holdco for other purposes (it being understood that no equity issuance shall be deemed to be an Additional Equity Issuance, other than the Debt Paydown Issuance, unless the Put Parties agree that the Propco Commitment shall apply to such equity issuance), then the Opco Unsecured Creditors collectively shall be provided an opportunity to increase the amount of New Propco Holdco Equity they are entitled to subscribe for and purchase through Blockerco in the Propco Rights Offering (the amount of such increase, the “Upsizing Amount”) by the product resulting from the amount of the Equity Raises, multiplied by the Commitment Percentage; provided, that the aggregate opportunity offered to the Opco Unsecured Creditors shall not exceed the Cap. Such amounts which exceed the Cap shall be subject, with respect to the Opco Unsecured Creditors that own at least .5% of the outstanding New Propco Holdco Equity (aggregating, for this purpose and for purposes of determining eligibility to purchase as described under “Post-Effective Investment Right,” holdings by affiliated funds or other investment vehicles with a common investment manager) to preemptive rights substantially similar to those described under “Post-Effective Investment Right.” With respect to any Acquisitions or Additional Equity Issuances information will be provided to the Put Parties and other Opco Unsecured Creditors in reasonable detail, subject to reasonable confidentiality restrictions and any procedures designed to deal with competitive interests. With respect to Additional Acquisitions and any Additional Equity Issuances as to which the consent of the Put Parties is required for the Propco Commitment to apply, the Put Parties shall reply not later than 15 days after the delivery of information as to whether they so consent. It is understood that no acquisitions shall constitute JV Acquisitions or Additional Acquisitions to the extent the consideration to the sellers in the transaction constitutes equity or other securities or property of New Propco Holdco or any affiliate thereof, and no such acquisition shall give rise to rights of the Opco Unsecured Creditors to purchase New Propco Holdco Equity under “Post-Effective Investment Right” except to the extent equity offerings are being made to finance such acquisition. In addition, there would be customary exceptions (such as offerings to employees) to triggering the right of Opco Unsecured Creditors to purchase New Propco Holdco Equity either in connection with an equity raise or in connection with the rights described under “Post-Effective Investment Right,” which customary exceptions shall also apply generally to preemptive rights held by other equityholders of New Propco Holdco.

Irrespective of whether any Opco Unsecured Creditors determine to increase the amount of New Propco Holdco Equity they subscribe for and purchase in accordance with the immediately preceding paragraph, the Put Parties shall continue to be irrevocably obligated to satisfy any obligations they have undertaken in respect of the Upsizing Committed Amount pursuant to the Propco Commitment.

Subscriptions of the Opco Unsecured Creditors in Propco Rights Offering

If the Propco Commitment is duly and timely delivered by the Put Parties, then the Opco Unsecured Creditors shall collectively have the opportunity to subscribe through Blockerco for New Propco Holdco Equity in the Propco Rights Offering in an amount up to, as applicable, the (i) Committed Propco Amount, in the event that no Acquisitions requiring additional equity or Additional Equity Issuances are contemplated to be consummated during the Upsizing Commitment Period, or, (ii) the sum of the Committed Propco Amount plus the Upsizing Amount, in the event that any such Acquisition or Additional Equity Issuance is contemplated to be consummated during the Upsizing Commitment Period.

In order to be effective, each such subscription shall (i) be delivered by the Opco Unsecured Creditor tendering the same by no later than the deadline for doing so established by the Bankruptcy Court, (ii) be accompanied by a firm and irrevocable funding commitment of such Opco Unsecured Creditor to purchase the amount of New Propco Holdco Equity during the Upsizing Commitment Period for which it has subscribed, (iii) contain such other relevant information as the Debtors and FG/Propco Lenders shall reasonably direct and (iv) be in form and substance reasonably acceptable to the Debtors and FG/Propco Lenders.

Pricing in Propco Rights Offering; Put Premium

All purchasers in the Propco Rights Offering shall purchase New Propco Holdco Equity through Blockerco at Plan Value. The Put Parties shall be paid a premium in cash by New Propco Holdco (the “Put Premium”) equal to $3,000,000 on the Effective Date, assuming that the Propco Commitment has not been terminated and each of the Put Parties has complied with its respective obligations hereunder and thereunder (including having made the purchases contemplated thereby which are required to be made on or before the Effective Date). The payment of the Put Premium to the Put Parties on the Effective Date shall be effected in such manner (such as a deduction from the purchase price otherwise payable by the Put Parties for the New Propco

Holdco Equity being purchased by them through Blockerco) as the Debtors, FG/Propco Lenders and the Put Parties shall reasonably determine. The Put Premium shall be treated as a non-refundable payment once made; provided, however, that each Put Party shall repay, in whole or in part, as the case may be, its proportionate share of the aggregate Put Premium provided for herein in the event that such Put Party (i) breaches its obligation to fund any equity raise following the Effective Date (in which case, such Put Party shall return to New Propco Holdco that portion of the Put Premium received by it which is attributable to the amount of any such equity raise which is not so funded), (ii) intentionally or recklessly breaches any representation set forth on Exhibit A that it made or was required to make on or as of the Effective Date and such breach results in the rescission of all or a portion of the amount invested in any equity raise by such Put Party pursuant to the terms hereof (in which case, the Put Premium attributable to the rescinded amount shall be returned), or (iii) (x) cannot make any representations or provide support for verifications set forth on Exhibit A on or as of the Effective Date and (y) enters into escrow or other arrangements to permit funding of its investment pending confirmation of such representations or verifications, but such representations or verifications cannot be finalized as a result of any intentional act by or on behalf of such Put Party undertaken for the purpose of having such representations or verifications being unable to be made and such failure results in any portion of the purchases contemplated by such Put Party’s Propco Commitment not being completed or being rescinded (in which case, the Put Premium attributable to the unpurchased or rescinded amount so placed in escrow by such Put Party shall be returned to New Propco Holdco).

Post-Effective Investment Right

In the event that any equity raise is contemplated from existing equityholders of New Propco Holdco to fund an acquisition of an operating property or business or for other purposes, which equity raise is contemplated to be consummated following the end of the Upsizing Commitment Period (a “Post-Effective Equity Raise”), then the Opco Unsecured Creditors that are (i) Accredited Investors, (ii) own indirectly (together with affiliated funds or other investment vehicles with a common investment manager) through Blockerco at least .5% of the outstanding New Propco Holdco Equity and (iii) participated in the Propco Rights Offering (the “Qualifying Creditors”) shall be entitled to participate in any such Post-Effective Equity Raise and subscribe for and purchase such amount of the New Propco Holdco Equity through Blockerco offered in such Post-Effective Equity Raise or make such amount of capital contributions through Blockerco, as the case may be, as shall enable each Qualifying Creditor electing to participate to retain a position in the New Propco Holdco Equity equal to the percentage of the outstanding New Propco Holdco Equity so held by it immediately prior to such Post-Effective Equity Raise. The Qualifying Creditors will be provided with information in reasonable detail (subject to reasonable confidentiality restrictions and any procedures designed to deal with competitive interests) on a timely basis relating to each such Post-Effective Equity Raise and, to the extent they elect to do so, shall be entitled to participate in any Post-Effective Equity Raise (i) on a pro rata basis in proportion to their respective investments in the Propco Rights Offering and (ii) at the same price at which other equityholders of New Propco Holdco are entitled to participate in the same. To the extent a Qualifying Creditor does not elect to exercise its rights to purchase in a Post-Effective Equity Raise, such rights may be exercised by other Qualifying Creditors (it being understood that there may be sharing arrangements with respect to preemptive rights involving other holders of New Propco Holdco Equity). Notwithstanding the foregoing, the participation of the Qualifying Creditors in any Post-Effective Equity Raise shall be subject to such parameters as the Board of Directors or similar governing body of New Propco Holdco (the “Board”) shall determine are appropriate in order to ensure successful execution, including, without limitation, parameters with respect to the put commitments or similar arrangements relating to such Post-Effective Equity Raise. Any Qualifying Creditor that does not purchase the full amount of New Propco Holdco Equity offered to it in connection with any equity raise (whether a Post-Effective Equity Raise or an Equity Raise) shall lose its rights to participate in future Post-Effective Equity Raises.

Use of Proceeds: Net proceeds derived by New Propco Holdco from any investment by the Qualifying Creditors in a Post-Effective Equity Raise shall be contributed by New Propco Holdco as equity to New Propco and utilized by New Propco for general corporate purposes or to fund one or more acquisitions.

Voting Rights

Subject to the requirements of applicable gaming laws and regulations (and following receipt of any applicable approvals required thereby), the New Propco Holdco Equity and the equity interests for which the New Propco Holdco Warrants are exercisable shall carry voting rights as set forth in the definitive agreements developed by FG/Propco Lenders.

Tag-Along Rights

Qualifying Creditors will have the right to tag along with a sale or series of related sales of at least 10.5% of the outstanding New Propco Holdco Equity sold by other holders of New Propco Holdco Equity, except transfers between affiliates or other specified related parties and certain transfers between FG and Colony Capital (“Exempted Transfers”). It is understood that for purposes of computing whether the 10.5% threshold has been reached (i) sales made at least three months apart shall be deemed not to be related and (ii) any increase in the amount of New Propco Holdco Equity sought to be sold pursuant to the Top-Up right described under “Rights of First

Refusal” shall be disregarded. Any such other holder (collectively, the “Initiating Holder”) would give notice to the Qualifying Creditors, as well as other equityholders with tag-along rights (“Other Tag Holders”) of an intent to sell at least 10.5% of such equity and a proposed price. To participate in the tag-along, the Qualifying Creditor would need to respond within 15 days. If such creditor (an “Electing Creditor”) gives notice of its desire to participate, the Initiating Holder would market its holdings as well as the proportionate holdings of the Electing Creditors and Other Tag Holders that responded affirmatively (collectively, the “Electing Holders”) at a price not less than 95% of the price specified in the original notice, and the electing Qualifying Creditors would give a power of attorney to the Initiating Holder to sell these interests, subject to the process described under “Rights of First Refusal.” Such proportionate participation right of each Electing Holder and electing Other Tag Holder would be determined by multiplying its ownership of New Propco Holdco Equity by the percentage of the New Propco Holdco Equity owned by the Initiating Holder that the Initiating Holder is seeking to sell as set forth in the notice given by the Initiating Holder. If not all of the interests could be sold, the amount sold would be allocated among the Initiating Holder and the Electing Holders in the respective proportions of the New Propco Holdco Equity sought to be sold by them; provided, that if the sale is of amounts remaining after a partial purchase described under “Rights of First Refusal” and the Initiating Holder has determined to increase the amount of New Propco Holdco Equity being sold pursuant to the Top-Up right described therein, such proportionate allocation among sellers shall also reflect such additional equity sought to be sold by the Initiating Holder and the other Electing Holders. All interests would be sold in the form of New Propco Holdco Equity, so Blockerco would have the ability to make such tag sale itself directly and then redeem the underlying Blockerco shares held by Electing Creditors, except as provided in the following sentence. In connection with a sale involving Qualifying Creditors that are Electing Holders, the Initiating Holder will, if requested by the holders of a majority of the equity sought to be sold by such Electing Holders, request potential buyers to quote, if they are willing to do so, a price at which they would buy Blockerco shares, as well as a price at which they would buy units of New Propco Holdco Equity, and (if the prospective buyer and such majority holders agree) such sales could be consummated as sales of Blockerco shares at a price not less than 95% of the price the prospective buyer originally quoted for the Blockerco shares; provided, that the Initiating Holder is also able to sell the equity sought to be sold by it to such buyer in compliance with the requirements of this paragraph. To the extent a Qualifying Creditor does not elect to exercise its tag rights, such rights may be exercised by other Qualifying Creditors (it being understood that there may be sharing arrangements with respect to tag rights involving other holders of New Propco Holdco Equity, which sharing arrangements by the Qualifying

Creditors or the other holders of New Propco Holdco Equity shall not be subject to tag rights by persons not party to such sharing arrangements).

Rights of First Refusal

Qualifying Creditors that indirectly own at least 2.5% of the outstanding equity of New Propco Holdco through Blockerco and their affiliates (collectively, “2.5% Holders”) would have the right to purchase their pro rata share of any New Propco Holdco Equity sought to be sold by other holders of New Propco Holdco Equity (other than Exempted Transfers). In addition, all Opco Unsecured Creditors that purchase New Propco Holdco Equity would be bound by the obligation to offer their equity to other direct or indirect holders of New Propco Holdco Equity pursuant to the first refusal procedures described herein; provided, that (i) the Opco Unsecured Creditors may effect such sales in Blockerco shares (other than in a tag-along sale with New Propco Holdco Equity, except as provided in the last sentence under “Tag-Along Rights”) rather than being required to exchange such shares for New Propco Holdco Equity and (ii) a transfer by Blockerco of New Propco Holdco Equity to a shareholder of Blockerco in exchange for or redemption of the shares of Blockerco held by such shareholder shall not trigger such first refusal process, it being understood that such transferees will be bound by such first refusal requirements. If a holder of New Propco Holdco Equity or shares in Blockerco (a “Selling Holder”) desires to sell its interest in New Propco Holdco Equity or Blockerco shares, it would give notice to the 2.5% Holders and all other holders having purchase rights (the 2.5% Holders and such other holders, collectively, “Other Holders”) of the amount it wanted to sell and the proposed price per unit of New Propco Holdco Equity; provided, that if the amount of New Propco Holdco Equity sought to be sold causes the tag-along provisions to be applicable, the total amount after giving effect to tag-along rights also will be disclosed. The Other Holders would have 15 days after the expiration of the 15-day notice period described under “Tag-Along Rights” applicable to the contemplated transaction to decide whether to purchase or not at such price and would be entitled to purchase their proportionate share (based on the respective proportionate ownership of New Propco Holdco Equity held by the Other Holders that desire to purchase) of the amount offered. To the extent the Other Holders do not agree to purchase all of the New Propco Holdco Equity, so offered, then the Selling Holder (for itself and as agent for the holders exercising tag-along rights) could sell the remaining equity (plus any additional equity up to the amount originally offered that does not cause the amount being sold to the Other Holders to exceed 10% of the amount of outstanding New Propco Holdco Equity) at a price of at least 95% of the amount originally specified. If the application of the first refusal rights would result in the amount remaining to be sold by the Selling Holders (including any amounts to be sold by holders exercising tag-along rights) to be less than 10% of the outstanding New Propco Holdco Equity, the Initiating Holder and the Electing Holders would have the right on a pro rata basis (the “Top-Up”) to increase the amount of equity being sold by it and the Electing Holders to the lesser of the (i) amount originally sought to be sold by them before the partial purchase by the Other Holders and (ii) amount necessary to cause such remaining amount to be sold by the Selling Holder and the holders exercising tag-along rights to be at least 10% of the outstanding New Propco Holdco Equity. Furthermore, there would be no obligation of the Selling Holders to sell pursuant to the first refusal rights in a sale of less than all the New Propco Holdco Equity offered if the related Top-Up would cause the amount of New Propco Holdco Equity owned by the Initiating Holder to be less than 10% of the outstanding New Propco Holdco Equity after giving effect to all contemplated sales. A purchase by a 2.5% Holder would be made through Blockerco as described in the antepenultimate sentence under “Tag-Along Rights.” To the extent a 2.5% Holder does not elect to exercise its rights of first refusal, such rights may be exercised by other 2.5% Holders (it being understood that there may be sharing arrangements with respect to rights of first refusal involving other holders of New Propco Holdco Equity).

Board Observation Rights

For so long as they collectively continue to indirectly hold through Blockerco at least one-half of the percentage of equity interests in New Propco Holdco indirectly acquired by them solely as a result of their participation in the transactions contemplated hereby (the “Minimum Ownership Condition”), the Qualifying Creditors (acting by vote of the holders of a majority of the New Propco Holdco Equity owned indirectly by them through Blockerco) collectively shall be entitled to nominate and appoint (the “Appointment Right”) an independent observer (the “Independent Observer”) to the Board of New Propco Holdco in accordance with the procedures specified in the immediately two succeeding paragraphs; provided, however, that the Board may direct such observer to recuse himself from meetings or proceedings of the Board in the event that information of competitive significance, as determined by the Board, concerning New Propco Holdco is reasonably expected to be discussed at any such meeting or proceeding or in order to preserve any legal privileges at any such meeting or proceeding.

Subject to reasonable confidentiality restrictions, the Independent Observer shall be provided, at the same time as the members of the Board are provided, with copies of materials prepared for and provided to the members of the Board in connection with their service on the Board (including a meeting agenda and Board package, in the event that such materials are prepared); provided, however, that the Board may exclude or redact from those materials made available to the Independent Observer information of competitive significance concerning New Propco Holdco and its subsidiaries and information which, if disclosed to the Independent Observer, would jeopardize the preservation of any legal privileges attaching thereto, in each case, as determined by the Board in its good faith discretion.

In order to exercise the Appointment Right, the Qualifying Creditors shall submit to the Board for its consideration a list of no fewer than three candidates (the “Candidate List”) to serve as the Independent Observer, it being understood and agreed that the Qualifying Creditors shall include on the Candidate List only candidates who they reasonably believe the Board will consider to be acceptable. Each such candidate shall (i) not be affiliated with any competitor of New Propco Holdco or a subsidiary thereof, (ii) be independent of New Propco Holdco within the meaning of Section 303A.02 of the New York Stock Exchange Listing Standards and, accordingly, without a direct or indirect material relationship with New Propco Holdco, and (iii) be able to serve in the capacity of Independent Observer without contravening any applicable laws or regulations, including gaming laws or regulations. The Board shall use its reasonable efforts to screen the candidates appearing on the Candidate List (which screening shall consist of such interviews, background examinations and similar vetting processes as the Board shall determine in its reasonable discretion) within forty-five (45) days following the submission of the Candidate List to the Board by the Qualifying Creditors, provided that the Qualifying Creditors and the candidates whose names appear on the Candidate List promptly comply with the reasonable requests made by the Board pursuant to this sentence. Following the completion of the aforementioned screening exercise, in the event that the Board determines in its sole discretion that any one or more of the screened candidates appearing on the Candidate List is acceptable to it, the Board shall so advise the Qualifying Creditors, whereupon the Qualifying Creditors shall be entitled to exercise the Appointment Right with respect to any such screened candidate that the Board has determined to be acceptable. In the event that the Board determines in its sole discretion not to approve any candidate appearing on the Candidate List, it shall promptly so advise the Qualifying Creditors and the Qualifying Creditors shall thereafter supplement such Candidate List with additional candidates who satisfy the requirements set forth in the first and second sentences of this paragraph and resubmit the same to the Board for screening in accordance with the third sentence of this paragraph. The Board and the Qualifying Creditors shall use their respective reasonable efforts to promptly complete the actions contemplated to be undertaken by each of them pursuant to this paragraph in order to meet the timeframes set forth in the third sentence of this paragraph and in order that the Appointment Right be completed within ninety (90) days following the date on which the Board receives the initial applicable Candidate List from the Qualifying Creditors. It is understood and agreed that the Board’s exercise of its sole discretion as provided for in the fourth and fifth sentences of this paragraph shall be carried out in good faith.

In the event that the Independent Observer resigns or is removed from office and the Qualifying Creditors continue to satisfy the Minimum Ownership Condition, then the Qualifying Creditors collectively shall be entitled to exercise the Appointment Right in the manner specified herein in order to replace the outgoing Independent Observer.

Certain Additional Rights

The Qualifying Creditors shall be entitled to certain additional rights with respect to their indirect equity interests in New Propco Holdco, which rights shall be memorialized in the operating agreement of New Propco Holdco, an equityholders agreement or a separate agreement with or through Blockerco. Such rights, which may in some instances overlap with other contemplated rights of the Opco Unsecured Creditors specified herein, shall be limited to (i) customary piggyback registration rights, (ii) the tag-along rights described under “Tag-Along Rights,” (iii) with respect to the Qualifying Creditors that own at least .5% of the outstanding New Propco Holdco Equity, the preemptive rights described under “Post-Effective Investment Right,” (iv) with respect to 2.5% Holders, the rights of first refusal described under “Rights of First Refusal,” (v) the ability to vote through pass-through voting arrangements at Blockerco on certain matters submitted to all voting equityholders of New Propco Holdco and (vi) the right to an Independent Observer as provided under “Board Observation Rights;” provided, however, that such rights under clauses (v) and (vi)  shall in no event be deemed to include any other rights set forth under the caption entitled “Corporate Governance” in the Propco Term Sheet or on Annex 7 to the Propco Term Sheet, including, without limitation, any inspection rights (other than limited inspection rights required under the Delaware Limited Liability Company Act to be granted to equityholders) or Board designation rights. The organizational documents of New Propco Holdco will provide for (x) the making of distributions to equityholders of amounts estimated to be necessary to pay taxes (including estimated taxes) on taxable income allocated to them by New Propco Holdco from time to time (taking into account losses or other tax benefits previously allocated and subject to the availability of distributable cash and compliance with credit or other agreements relating to New Propco Holdco or any of its affiliates (which agreements shall permit such tax distributions except during the continuation of an event of default but without any requirement to permit distributions with respect to income attributable to a subsidiary if such subsidiary does not make such a tax distribution)) and (y) distribution to equityholders of annual and quarterly consolidated balance sheets, income statements, statements of cash flows and (in the case of annual periods) statements of changes in members’ equity of New Propco Holdco if they are not publicly available (including any audit report with respect thereto if such an audit report is prepared), subject to reasonable confidentiality provisions. Notwithstanding the foregoing, each of the preceding rights, other than the registration rights, shall terminate upon the occurrence of a bona fide public offering of at least 15% of the New

Propco Holdco Equity. In connection with any initial public offering by New Propco Holdco, Blockerco shall be offered the opportunity, in its sole discretion, to engage in a merger whereby the shares of Blockerco would be converted into shares of the entity going public on a tax-free basis to the extent permitted by applicable law.

The New Propco Holdco Equity and the New Propco Holdco Warrants (and the equity interests issuable upon the exercise thereof) issued through Blockerco to the Qualifying Creditors shall also be subject to (i) certain drag-along duties with respect to such securities, (ii) a prohibition on transfer for six months following the Effective Date and certain other limitations on transfer pursuant to applicable gaming and securities laws, (iii) an obligation to provide a right of first refusal with respect to such securities to FG/Propco Lenders and any other parties so provided for in the equityholders agreement of New Propco Holdco and (iv) obligations substantially similar to the obligations set forth under the caption entitled “Corporate Governance” in the Propco Term Sheet, including, a prohibition on selling any such securities without the consent of the other equityholders to any “strategic buyer” listed on Annex 6 to the Propco Term Sheet.

Compliance with Gaming Law Requirements

Opco Unsecured Creditors receiving New Propco Holdco Warrants or New Propco Holdco Equity through Blockerco will be required to furnish all information concerning themselves and their direct and indirect owners as shall be required under applicable gaming laws.

Gaming Redemptions

The New Propco Holdco Equity, the New Propco Holdco Warrants and the equity interests for which the New Propco Holdco Warrants are exercisable, in each case, issued to the Opco Unsecured Creditors through Blockerco as contemplated herein, shall be subject to certain mandatory disposition and redemption requirements pursuant to applicable gaming laws and regulations.

Representations and Warranties

Customary representations and warranties of Blockerco and the Opco Unsecured Creditors, including, without limitation, those representations and warranties described below under the caption entitled “Conditions” and any as may be required from time to time under applicable securities laws.

Documentary Review Rights

Opco will utilize its commercially reasonable efforts to furnish to the UCC and its designated counsel for their review draft copies of pleadings and filings (including, without limitation, the Plan, the Disclosure Statement and any motions or other filings seeking approval of the UCC Stipulation or seeking approval of Opco’s contemplated payment of certain legal fees and expenses as provided herein) (the “Relevant Pleadings”) relating to the consideration contemplated to be made available to the Opco Unsecured Creditors hereunder or the other terms hereof prior to the filing by the Debtors of such pleadings and filings with the Bankruptcy Court. Designated counsel to the UCC shall be entitled to proffer to Opco, through Opco’s counsel, reasonable comments with respect to the Relevant Pleadings. Provided that they are timely delivered to Opco through its counsel, Opco shall give such comments its reasonable consideration, it being understood and agreed that Opco shall in no event have any obligation to accept such comments or otherwise incorporate the same into the Relevant Pleadings. In addition, in the event that the Debtors request a determination from the Internal Revenue Service (the “IRS”) concerning the application of certain tax laws and regulations to their proposed restructuring, Opco shall furnish a copy of the documentation evidencing such request to the UCC and its counsel promptly following the submission thereof to the IRS; provided, however, that Opco shall be entitled to redact from such documentation any confidential or privileged information contained therein prior to furnishing such documentation to the UCC and its counsel. Subject to the proviso set forth in the preceding sentence, Opco shall furnish to the UCC and its counsel promptly after delivery of the executed UCC Stipulation a copy of the current draft of such documentation described in the preceding sentence.

Consideration

In consideration for the rights contemplated to be granted herein under the captions entitled “New Propco Holdco Warrants,” “New Propco Holdco Investment Right,” “Effect of Subsequent Equity Offerings,” “Subscriptions of the Opco Unsecured Creditors in Propco Rights Offering,” “Pricing in Propco Rights Offering; Put Premium,” “Post-Effective Investment Right,” “Tag-Along Rights,” “Rights of First Refusal,” “Board Observation Rights” and “Certain Additional Rights,” (i) the Put Parties shall deliver to FG/Propco Lenders and the Debtors a funding commitment letter consistent with the terms hereof, in form and substance satisfactory to FG/Propco Lenders and the Debtors, by no later than July 29, 2010; and (ii) the Put Parties shall execute a definitive agreement in the form attached hereto as Exhibit B (the “Support Agreement”).

The UCC shall enter into a stipulation with the Debtors in the form attached hereto as Exhibit C (the “UCC Stipulation”). Notwithstanding any termination of the UCC Stipulation, the Put Parties shall remain obligated to fund their equity commitments consistent with the terms of the Propco Commitment and so long as the Support Agreement has not been terminated.

Opco shall promptly file a motion seeking Bankruptcy Court approval of the UCC Stipulation and related transactions, and the UCC shall provide a support letter or statement for inclusion in the plan solicitation materials for both a joint Plan and/or individual plans of reorganization for Propco and Opco in form and substance acceptable to the Debtors and FG/Propco Lenders.

Implementation and Documentation	The UCC Stipulation to be approved by the Bankruptcy Court as soon as practicable following agreement thereof to the terms set forth herein. The

Support Agreement will not be subject to Bankruptcy Court Approval. Distribution of New Propco Holdco Warrants and certain rights set forth under the captions entitled “New Propco Holdco Investment Right,” “Effect of Subsequent Equity Offerings,” “Subscriptions of the Opco Unsecured Creditors in Propco Rights Offering” and “Pricing in Propco Rights Offering; Put Premium” to be accomplished pursuant to a confirmed Plan or as the parties shall otherwise agree. Certain other terms provided for herein, including, without limitation, those described under the captions entitled “Post-Effective Investment Right,” “Voting Rights,” “Tag-Along Rights,” “Rights of First Refusal,” “Board Observation Rights,” “Certain Additional Rights,” “Compliance with Gaming Law Requirements” and “Gaming Redemptions,” shall be set forth in an equityholders agreement among New Propco Holdco, Blockerco, FG/Propco Lenders and the Opco Unsecured Creditors as well as in such other definitive documentation as the parties shall agree.

Conditions

The above proposal is conditioned, inter alia, upon (i) execution of a Support Agreement by the Put Parties no later than July 28, 2010, (ii) execution of the UCC Stipulation by the UCC and the Debtors no later than July 28, 2010, (iii) approval of the UCC Stipulation by the Bankruptcy Court, (iv) satisfaction of all conditions specified herein, including the Tax Condition, (v) the UCC Stipulation and the Support Agreement having not been terminated, (vi) the Bankruptcy Court entering an order approving the amendments to the Disclosure Statement and Plan to incorporate the terms hereof and authorizing solicitation in respect of the Plan as so amended such that the confirmation hearing scheduled for August 27, 2010 is not delayed as a result of such amendments, (vii) transfer to New Propco of additional transition and related assets of types and on terms supported by the Debtors and FG/Propco Lenders, free and clear of all liens and encumbrances, (viii) confirmation and effectiveness of the Plan providing for the transfers, settlement of the Going Private Transaction Causes of Action and releases specified in the Plan (and described herein), (ix) approval of the respective investment committees of the Put Parties not later than July 29, 2010 and the execution and delivery of the Propco Commitment on or before such date and (x) the occurrence of the Effective Date on or before June 30, 2011. This proposal also is conditioned on the negotiation and execution of documentation mutually acceptable to Debtors, FG/Propco Lenders, the UCC and the Put Parties.

Notwithstanding the foregoing, the right of the Opco Unsecured Creditors to receive the New Propco Holdco Warrants and the other terms of this proposal not relating to the Propco Rights Offering shall not be subject to clauses (i), (iv) (to the extent it relates only to the Propco Rights Offering, including the Tax Condition to such extent), (v) (to the extent it relates only to the Support Agreement), (vi) (to the extent it relates only to the Propco Rights Offering) and (ix).

It shall be a condition to an Opco Unsecured Creditor’s receipt of the New Propco Holdco Warrants that such Opco Unsecured Creditor shall represent and warrant, on the Effective Date, that it has no present plan or intention as of the Effective Date to exercise the New Propco Holdco Warrants (it being understood that an intent to exercise if the strike price is in the money due to increases in equity value after the Effective Date shall not be considered a present plan or intention), subject to future reexamination during the exercise period thereof based upon then current value information.

Notwithstanding anything else to the contrary contained herein, the terms hereof are subject in their entirety to applicable state and federal securities laws and applicable tax limitations (including, without limitation, those relating to section 267 of the Internal Revenue Code of 1986, as amended (the “Code”). In furtherance of the foregoing and not in limitation thereof, an Opco Unsecured Creditor’s purchase of New Propco Holdco Equity through Blockerco shall be subject to the conditions set forth in Exhibit A. It is understood that any liability for breach of any representations in Exhibit A shall be several and not joint and limited to the greater of (i) the initial investment by the breaching party in New Propco Holdco Equity through Blockerco and (ii) $250,000, it being understood that New Propco Holdco shall have the additional right in the case of any such breach to rescind the investment by the breaching party by paying the breaching party the amount of its investment (i.e., the amount paid less any dividends received) whereupon such breaching party shall surrender its direct or indirect equity interests in New Propco Holdco (subject to a right of the breaching party to promptly cure any immaterial breaches, if such breaches are capable of cure), provided that to the extent that an investment is rescinded, the liability for breach shall be measured giving effect to such rescission, including any liabilities or benefits incurred pursuant to the rescission. It is expressly acknowledged and agreed that any and all consideration provided, directly or indirectly, to the Opco Unsecured Creditors hereunder shall be conditioned (the “Tax Condition”) on (i) the Bankruptcy Court having issued a final order in form and substance acceptable to the Debtors and FG/Propco Lenders, including as to tax matters, and (ii) the IRS having issued a private letter ruling to Opco, in form and substance acceptable to the Debtors and FG/Propco Lenders, regarding the application of Section 267 of the Code to the transactions contemplated by the Plan, including, without limitation, if the Stalking Horse Bidder is the Successful Bidder (each as defined in the Plan), the transactions contemplated by the Stalking Horse APA (as defined in the Plan, the “Stalking Horse APA”). If the Debtors, FG or the Propco Lenders determine, in their sole discretion, that such order or ruling is likely not to be issued by reason of any of the terms described herein (including, without limitation, a requirement that the Debtors, FG or the Propco Lenders provide a representation to the IRS or the Bankruptcy Court with respect to the direct or indirect ownership of New Propco Holdco or the Debtors by or through the Opco Unsecured Creditors or the Put Parties that cannot be fully supported by the representations described in Exhibit A), such terms, including without limitation the terms set forth in Exhibit A, shall be modified as the Debtors and FG/Propco Lenders deem necessary (including, without limitation, the elimination of any equity issuances or modifications of the terms of such equity) to enable the Bankruptcy Court to issue such order or the IRS to issue such ruling; provided, that if such modifications or the terms of any such Bankruptcy Court order or IRS private letter ruling are materially adverse to the terms of the arrangements described herein related to the Opco Unsecured Creditors, the UCC may terminate any agreements entered into that embody this summary of terms and, if such modifications or the terms of any such Bankruptcy Court order or IRS private letter ruling are materially adverse to the rights of the Put Parties, the Put Parties may terminate the Propco Commitment. In the event of a termination of the arrangements contemplated hereby with respect to the Put Parties arising from the Tax Condition (including, without limitation, a termination by the Put Parties arising from a materially adverse modification of the terms herein relating to the Put Parties), which in any such case results from the failure of the Debtors, FG or the Propco Lenders to act reasonably with respect to the Tax Condition (it being understood that the unwillingness of the Debtors, FG or the Propco Lenders to proceed if the final order of the Bankruptcy Court does not contain the findings described in the Confirmation Order (as defined in the Stalking Horse APA, the “Confirmation Order”) shall be deemed to be reasonable), then each Put Party whose Propco Commitment has been terminated shall be paid an aggregate amount equal to 1.333 times the portion of the Put Premium attributable to its terminated Propco Commitment; provided, that no payment shall be due unless the UCC Stipulation remains in effect through the Effective Date.

This summary of terms assumes that the reasonable and documented fees and expenses of the UCC (and its legal advisors and financial advisor) and the reasonable and documented fees and expenses of the Put Parties (and their legal advisors), up to an amount to be mutually agreed by the Debtors, FG/Propco Lenders and Put Parties, shall be paid by Opco, with respect to the fees and expenses of the UCC, and by Opco and Propco (as such term is defined in the Plan, “Propco”), with respect to the fees and expenses of the Put Parties (with Opco and Propco each paying one-half of such fees and expenses), it being understood that such expenses (other than those of the UCC, or as otherwise provided below) shall be paid only if the Effective Date occurs; provided, that the agreed legal expenses of the Put Parties shall be paid as follows: one-half of the agreed legal expenses of the Put Parties shall be paid within 15 days of the execution of the Propco Commitment and the remainder of the agreed legal expenses of the Put Parties shall be paid promptly after confirmation of the Plan, subject in each case to Bankruptcy Court approval, it being understood that the failure to procure a Bankruptcy Court approval shall not cause a termination of the Propco Commitment; provided, that the Debtors comply with the immediately succeeding sentence. In case such Bankruptcy Court approval is not received, the parties shall negotiate alternate arrangements with respect to Opco’s and Propco’s payment of such legal expenses. The Debtors shall promptly file for, and use reasonable efforts to, seek the entry of an order from the Bankruptcy Court authorizing payment by the Debtors of the first one-half of the agreed legal expenses within 15 days after the Propco Commitment is executed and the balance at confirmation of the Plan.

This summary of terms also assumes that the reasonable and documented fees and expenses of the trustees for the outstanding unsecured notes of Opco (including the legal fees and expenses) in an amount to be mutually agreed by the Debtors, FG/Propco Lenders and the respective indenture trustees, or as otherwise determined by the Bankruptcy Court, shall be paid by Opco upon confirmation of the Plan (with respect to amounts accrued), and with respect to fees and expenses incurred between confirmation of the Plan and the Effective Date, shall be paid by Opco on the Effective Date, subject in each case to Bankruptcy Court approval to be included in the Confirmation Order (it being understood that (i) such “reasonable” fees and expenses shall not include any legal fees or expenses incurred by the trustees after the date hereof in opposing implementation of the terms hereof (including confirmation of the Plan) or engaging in litigation activity against any of the Debtors, FG or the Propco Lenders, or any of their respective affiliates and (ii) the failure to obtain Bankruptcy Court approval to pay such fees and expenses upon Plan confirmation shall not cause a termination of the UCC Stipulation, so long as such fees and expenses are paid on the Effective Date.)

Non-Solicitation

This summary of terms is not and shall not be deemed to be a solicitation for votes in favor of any Chapter 11 plan or for consent to the Plan and, if applicable, a Propco-only plan (collectively, the “Plans”) in contravention of applicable non-bankruptcy law or section 1125(b) of the Bankruptcy Code.  Notwithstanding anything to the contrary contained herein, the acceptance of any person shall not be solicited until, and any obligation to support confirmation of the Plans is expressly conditioned on, the receipt by such person of the Plans and a copy of the disclosure statements that shall have previously been approved by the Bankruptcy Court, after notice and a hearing, as containing adequate information as required by section 1125 of the Bankruptcy Code.  Notwithstanding the foregoing provisions, nothing in this summary of terms or any related definitive documentation shall require any person to take any action prohibited by the Bankruptcy Code, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, any rule or regulations promulgated under any of the foregoing, any other applicable law or regulation or any order or direction of any court or any state or federal governmental authority.

Confidentiality

The terms and conditions of this summary of terms, the identities of participants in discussions relating hereto and the existence of such discussions are confidential and no party receiving a copy hereof shall disclose any of the foregoing to anyone; provided, however, that such parties may disclose such information to their respective legal and financial advisors as necessary in connection with their evaluation of the proposed terms; provided, further, that such advisors are informed of the confidential nature of such information and instructed to comply with the non-disclosure provisions hereof. Notwithstanding the foregoing, the Debtors shall be permitted to file this document with the Bankruptcy Court, and the confidentiality obligations provided herein will be of no further effect after this document is so filed.

Exhibit A

•                  The Opco Unsecured Creditors and, possibly, participating lenders (“Mezzanine Creditors”) under the Prepetition Mezzanine Loans (as such term is defined in the Plan) would form a domestic C corporation or limited liability company taxable as a corporation (“Blockerco”) to hold the New Propco Holdco Warrants and any New Propco Holdco Equity.  There may be more than one Blockerco entity established, each of which shall be considered as “Blockerco” hereunder.

•                  The New Propco Holdco Warrants and rights to acquire New Propco Holdco Equity in the Propco Rights Offering would be issued directly to Blockerco; Blockerco would issue mirror warrants and rights to acquire equity in Blockerco to the Opco Unsecured Creditors; similar arrangements may be implemented for Mezzanine Creditors based on their rights to purchase equity in New Propco Holdco.

•                  Blockerco would function as the Put Party, subject to the Put Parties duly executing and delivering a mirror commitment to acquire equity in Blockerco to fund Blockerco’s commitment.

•                  Blockerco would have the right to raise funds, on a pro rata basis (it being understood that shareholders of Blockerco would be required to subscribe for their pro rata percentage of these securities), for purchase of New Propco Holdco Equity through issuance of debt or warrants (to purchase Blockerco’s underlying New Propco Holdco Equity) for cash (provided that the Put Parties agree on such capital structure).

•                  No numerical limit or restriction on non-U.S. holders of Blockerco.

•                  Blockerco would agree that any equity held by it in New Propco Holdco would be voted only in the respective amounts so directed by the individual holders of equity in Blockerco.

•                  Reasonable administrative costs of the single principal Blockerco entity (including annual state corporate franchise fees, the costs of preparing reports to holders, preparing tax returns and dealing with warrant exercises, transfers, etc. but excluding the costs associated with any tax mitigation strategies) would be reimbursed by New Propco Holdco up to an amount to be agreed upon in the definitive documents.  The costs associated with any additional Blockerco entities shall not be borne by New Propco Holdco.

•                  An Opco Unsecured Creditor or Mezzanine Creditor would be required to provide a representation at the time of its commitment and on the Effective Date, that it has no present plan or intention as of such date (i) to exercise the New Propco Holdco Warrants (it being understood that an intent to exercise if the strike price is in the money due to increases in equity value after the Effective Date shall not be considered a present plan or intention), subject to future reexamination during the exercise period thereof based upon then current value information or (ii) to acquire any New Propco Holdco Equity (either directly or through Blockerco) or any interest in Blockerco from any other holder thereof (it being understood that an intent to acquire in the event of an opportunity arising after the Effective Date that is not part of a commitment, arrangement or understanding existing prior to the Effective Date shall not be considered a present plan or intention).

•                  Any Opco Unsecured Creditor or Mezzanine Creditor who would directly own 5 percent or more in value of the stock of Blockerco (“Large Investor”) would be required to provide the following:

•                  A representation that, based on the Large Investor’s Actual Knowledge (as defined below), the Equity List (as defined below) identifies any equity interest through which such Large Investor could own, through Colony funds to be identified or Axon Rising Sun, LLC, any stock of Opco (for purposes of Section 267 of the Code and the Treasury regulations promulgated thereunder).

•                  A representation that the Large Investor has provided the Clearinghouse (i) a list accurately reflecting its records of record owners owning a direct interest of 5% or more of the Large Investor and (ii) to the Actual Knowledge of the Large Investor, the list provided in (i) above (expanded at the time the representation is made, to the extent necessary, to reflect any additional persons in (x) or (y) below) identifies (x) any record owners of 5 percent or more of such Large Investor and (y) any Upper-Tier 5% Investors (as defined below) of such Large Investor.  In applying the foregoing, for any Large Investor that is a mutual fund, relying upon the precise name of the account registration for each record owner and for any Large Investor that is a partnership, such ownership being measured using K-1 reporting criteria, and it being understood that any flaw in the Large Investor’s records shall not constitute a breach hereof.

•                  A representation that the Large Investor has provided the Clearinghouse a list (the “Equity List”) accurately reflecting its records of all equity interests in other persons directly held by the Large Investor (except for any wholly-owned subsidiaries which do not own any direct or indirect equity interests in any other person (other than any equity interest in another such direct or indirect wholly-owned subsidiary)).

•                  A Large Investor’s ability to acquire New Propco Holdco Equity (other than Blockerco warrants or equity acquired upon exercise of the Blockerco warrants) would be conditioned upon verification by Ernst & Young LLP or such other nationally recognized accounting or financial advisory or consulting firm acceptable to Fidelity, OakTree, Serengeti, Debtors and FG/Propco (the “Clearinghouse”) that, based solely on information received from all the Large Investors and the Small Investors (as defined below), and assuming such information is true, correct and complete, there is no evidence that (i) the Large Investor owns, directly or indirectly, any interest in the stock of Opco for purposes of Section 267 of the Code and (ii) any of the Upper-Tier 5% Investors of such Large Investor own, directly or indirectly (for purposes of Section 267 of the Code, applying the limitations in Section 267(e)(3)(A) and (B) of the Code), 5 percent or more in value of the stock of Blockerco (it being understood that the Clearinghouse has no obligation to independently determine the identities of Upper-Tier 5% Investors of such Large Investor).

•                  To the extent the Clearinghouse can verify item (i), but not item (ii), the Large Investor would have the right (but not the obligation) to invest if it provides the Clearinghouse any and all information that the Clearinghouse may request (including representations from any Upper-Tier 5% Investor), necessary for the Clearinghouse to verify that an Upper-Tier 5% Investor will not be treated as an owner of both Opco and New Propco Holdco for purposes of Section 267 of the Code.

•                  To the extent the Clearinghouse determines that a Large Investor owns an interest in the stock of Opco for purposes of Section 267 of the Code (an “Overlapping Large Investor”) and that ownership percentage can be determined based on the information in the possession of the Clearinghouse, the Large Investor would be entitled to acquire New Propco Holdco Equity (without the requirement of making the first representation set forth above) if the Debtors and FG/Propco Lenders determine, in their sole discretion, that an investment by such Overlapping Large Investor will not cause the same persons to own more than 50 percent in the value of the stock of Opco and more than 50 percent of the capital interest or the profits interest in New Propco Holdco within the meaning of Section 267 of the Code.  If there is more than one Overlapping Large Investor (or another potential investor that creates an overlap), the Debtors and FG/Propco Lenders may make such determination on an individual basis using whatever criteria they deem reasonable (including, without limitation, the percentage ownership of the Overlapping Large Investor or other investor, the quality of the information used to determine such percentage ownership, and the likelihood of such percentage ownership increasing between the time of such determination and the Effective Date).

•                  Any Opco Unsecured Creditor or Mezzanine Creditor who would directly own less than 5 percent in value of the stock of Blockerco (“Small Investor”) would be required to provide the following:

•                  (i) A representation that such Small Investor does not own directly 5 percent or more in value of the stock of Blockerco and, (ii) (A) a list accurately reflecting its records of all equity interests in other persons directly held by the Small Investor (except for any wholly-owned subsidiaries which do not own any direct or indirect equity interests in any other person (other than any equity interest in another such direct or indirect wholly-owned subsidiary)) and a representation that, based on the Small Investor’s Actual Knowledge, such list identifies any equity interests through which such Small Investor could own stock of Blockerco (for purposes of Section 267 of the Code, applying the limitations in Section 267(e)(3)(A) and (B) of the Code), or (B) a representation that to the Actual Knowledge of the Small Investor, such Small Investor does not own indirectly (for purposes of Section 267 of the Code, applying the limitations in Section 267(e)(3)(A) and (B) of the Code) 5 percent or more in value of the stock of Blockerco.

•                  A representation that the Small Investor has provided the Clearinghouse (i) a list accurately reflecting its records of record owners owning a direct interest of 5% or more of the Small Investor and (ii) to the Actual Knowledge of the Small Investor, the list provided in (i) above (expanded at the time the representation is made, to the extent necessary, to reflect any additional persons in (x) or (y) below) identifies (x) any record owners of 5 percent or more of such Small Investor and (y) any Upper-Tier 5% Investors of that Small Investor.  In applying the foregoing, for any Small Investor that is a mutual fund, relying upon the precise name of the account registration for each record owner and for any Small Investor that is a partnership, such ownership is measured using K-1 reporting criteria and it being understood that any flaw in the Small Investor’s records shall not constitute a breach hereof.

•                  A Small Investor’s ability to acquire New Propco Holdco Equity (other than Blockerco warrants or equity acquired upon exercise of the Blockerco warrants) would be conditioned upon verification by the Clearinghouse that, based solely on information received from all the Large Investors and the Small Investors, and assuming such information is true, correct and complete, there is no evidence that any of the Upper-Tier 5% Investors of such Small Investor own, directly or indirectly (for purposes of Section 267 of the Code, applying the limitations in Section 267(e)(3)(A) and (B) of the Code), 5 percent or more in value of the stock of Blockerco (it being understood that the Clearinghouse has no obligation to independently determine the identities of Upper-Tier 5% Investors of such Small Investor).

•                  To the extent the Clearinghouse cannot so verify, the Small Investor would have the right (but not the obligation) to invest if it provides the Clearinghouse any and all information that the Clearinghouse may request (including representations from any Upper-Tier 5% Investor), necessary for the Clearinghouse to verify that an Upper-Tier 5% Investor will not be treated as an owner of both Opco and New Propco Holdco for purposes of Section 267 of the Code.

•                  To the extent the Clearinghouse determines that an Upper-Tier 5% Investor of a Small Investor owns an interest in the stock of Opco for purposes of Section 267 of the Code (an “Overlapping Upper-Tier 5% Investor of the Small Investor”) and that ownership percentage can be determined based on the information in the possession of the Clearinghouse, the Upper-Tier 5% Investor of the Small Investor would be entitled to acquire New Propco Holdco Equity (without the requirement of making the first representation set forth above) if the Debtors and FG/Propco Lenders determine, in their sole discretion, that an investment by such Overlapping Upper-Tier 5% Investor of the Small Investor will not cause the same persons to own more than 50 percent in the value of the stock of Opco and more than 50 percent of the capital interest or the profits interest in New Propco Holdco within the meaning of Section 267 of the Code.  If there is more than one Overlapping Upper-Tier 5% Investor of the Small Investor (or another potential investor that creates an overlap), the Debtors and FG/Propco Lenders may make such determination on an individual basis using whatever criteria they deem reasonable (including, without limitation, the percentage ownership of the Overlapping Upper-Tier 5% Investor of the Small Investor or other investor, the quality of the information used to determine such percentage ownership, and the likelihood of such percentage ownership increasing between the time of such determination and the Effective Date.)

•                  Any Large Investor’s or Small Investor’s ability to invest may be conditioned on entering into a confidentiality and non-disclosure agreement with the Clearinghouse, and executing a hold-harmless letter and, if such Large Investor or Small Investor is a client of the Clearinghouse, a conflict waiver provided by the Clearinghouse, all based on customary terms.

•                  A Large Investor or a Small Investor shall only be required to provide the Clearinghouse the information set forth in this Exhibit A (including, without limitation, the identity of any person or any investment) if the Clearinghouse first agrees in form and substance reasonably satisfactory to such Large Investor or Small Investor, to keep all such information confidential.  Absent written consent from the relevant Large Investor or Small Investor, the Clearinghouse shall not request information of or regarding (i) a person owning 5% or more of a Large Investor or a Small Investor or (ii) an Upper-Tier 5% Investor of a Large Investor or a Small Investor by contacting a person described in clause (i) or clause (ii) of this sentence based on information supplied by the Large Investor or Small Investor, but instead all requests for information of or regarding such a person shall be submitted directly and solely to the relevant Large Investor or Small Investor.

•                  For purposes of Exhibit A, (i) Actual Knowledge means actual knowledge (without duty of inquiry, investigation or validation) of the appropriate persons who would normally be responsible for maintaining such information (it being understood that in the case of the Fidelity funds, such person will be the person executing such definitive documents), and such persons will be identified in the definitive documents and (ii) Upper-Tier 5% Investor means a person owning an indirect beneficial interest of 5% or more of a Large Investor or Small Investor as the case may be.

•                  The representations and information described above will be required to be provided (i) in the case of a Blockerco Put Party, at the time of its commitment and (ii) in the case of any other Large Investor or Small Investor, at the time it elects to purchase equity in Blockerco.  All Large Investors and Small Investors will be required to reaffirm such representations and information as of the Effective Date.  To the extent the required representations or verifications cannot be made on the Effective Date for whatever reason, the parties shall enter into appropriate escrow or other arrangements to permit funding pending confirmation of such information and if such representations or verifications cannot be finalized for whatever reason, the investment shall be rescinded and any funds shall be returned to such Blockerco Put Party and such Blockerco Put Party shall have no liability as a result thereof other than the return of any Put Premium in the case of a breach of, or failure to make, a representation or verification to the extent such return is required under “Pricing in Propco Rights Offering; Put Premium.”